MILLENCO, L.P.
                                666 Fifth Avenue
                            New York, New York 10103



BY FACSIMILE AND FEDEX
FAX NO: (852) 2524 8649


14 March 2002

Rt. Hon. The Earl of Cromer, Chairman
A. Douglas Eu, Director, President, Treasurer
Alexander R. Hamilton, Director
Ng Yook Man, Director
Julian M.I. Reid, Director
Jardine Fleming China Region Fund, Inc.
c/o JF International Management Inc
47th Floor, Jardine House
1 Conaught Place
Central
Hong Kong


          JARDINE FLEMING CHINA REGION FUND, INC (the "Fund" or "JFC")

Dear Sirs,

I write on behalf Millenco LP, a Delaware limited partnership holding 284,157 shares of the Fund. Millennium Management LLC ("Millennium") is the general partner to Millenco. As you may recall, Millennium wrote to the Board of the Fund ("Board") in April 2001, expressing our dissatisfaction with the state of the Fund. In the letter, Millennium argued that the Fund no longer was a viable and productive investment vehicle due to its small size, pronounced discount to net asset value ("NAV"), and outsized expense ratio. Since then, the Fund began an ongoing tender offer program to address some of our concerns, but this action has failed to rectify the discount problem and has helped to swell the expense ratio. This letter intends to readdress these points and to press for further--more substantive--action.

Expense Ratio

The Fund's ratio of total expenses to average net assets for the year ending December 31, 2001, was 3.51%. In the Chairman's Statement in the Annual Report dated 31 December 2001, the Chairman states that "the Board considers an annual total expense ratio above 2.85% to be unacceptable." The Chairman then goes on to state that "total expense ratio" should be calculated to the exclusion of "non-recurring" items "such as those associated with a tender offer". In Millennium's opinion this "pro forma" expense ratio represents an evasion. In response to Millennium's letter of April 2001, Mr. Eu wrote that the 2001 estimated total expense ratio ("TER") would be 2.50%. Moreover, he stated "the estimate for 2001 takes into account the need for a further tender as publicly announced." It appears quite clear to Millennium that the expense ratio has breached the Board's own stated guidelines, and rather than take substantive action, that the Board has prevaricated in an unflattering manner.

Regardless of whether expenses are recurring or non-recurring, a 3.51% expense ratio is astounding, and on an ongoing basis is untenable. If the discount returns to 20% and a further tender offer is triggered, will the Board finally recognize that tender offer expenses are actually recurring?

Recently, the Board announced that the investment advisory and management fee of the Fund payable to JF International Management Inc. has been reduced, effective retroactively as of November 1, 2001. The management fee was reduced from 1.25% per annum on the first USD 75 million and 1.00% of the excess over USD 75 million of the Fund's weekly net assets. The new management fee rate was established at 1.00% per annum of the Fund's weekly net assets. Unfortunately, this action will not address the expense ratio problem, nor will it bring the expense ratio below the 2.85% threshold. The expense ratio for 2001 was 3.51%, 0.66% greater than the 2.85% threshold. Therefore, a 0.25% decrease in the management fee, while an improvement, would not even bring the expense ratio below 3%.

Finally, we dispute the actual calculations performed implicitly by the Chairman in his Annual Report Statement. If the entire balance of management fees and legal expenses are deducted from the 2001 expenses, the resulting "overhead expenses" still amount to 2.1% of total net assets. After adding back the new 1% management fee, the expense ratio of the fund, before any legal expenses, still amounts to an astounding 3.1%, well above the Board's 2.85% threshold. This 3.1% expense ratio therefore represents a reasonable minimum estimate of the Fund's ongoing expense ratio, and because the Fund is not getting any bigger, highlights again that the Fund has reached an unacceptable state of affairs.

Trading Liquidity

The trading liquidity of the Fund has fallen dramatically. According to Bloomberg, the average daily trading volume, as of March 4, 2002, was less than 10,000 shares, representing less than $70,000 of market value. The Fund barely trades many days, and exhibits trading volumes of as little as zero shares. On February 5, for example, a day on which the New York Stock Exchange was open, the Fund actually did not trade.

The lack of Fund liquidity results in a significant trading spread that represents an additional expense borne by shareholders above and beyond the published expense ratio. The spread between the Fund's bid and offer is often as wide as 3.5%, and by our calculation averages 2.80%. This cost of entering and exiting the fund puts in on par with the most expensive investment vehicles in the market.

Discount to NAV

The average discount to NAV of the Fund for the year ending March 1, 2002, was 18.5%. This hardly represents a material improvement over 2000. The Chairman's Statement in the Annual Report claims success, as the discount narrowed to 13% at one point, but Millennium would like to share a different perspective. Even after buying 150,600 shares in the open market, and even after conducting a tender offer for a total of 1,172,856 shares, representing 20% of the Funds outstanding capital, the average discount remained at 18.85%. Is there any way for the market to more clearly make its point?

Recommended Actions

Despite our criticisms, Millennium recognizes that the Board has made several good-faith efforts to rectify the troubling issue of the discount. The Board has conducted tender offers, reduced management fees, and established a discount trigger for further tenders. Although these actions have benefited shareholders so far, as the tenders partially monetize the Fund's discount, the core problem remains. Further, as we have discussed here, the tenders have the unwanted side effects of decreasing the already poor liquidity and increasing the already onerous expense ratio

Millennium urges the Board to open end the Fund or otherwise enable shareholders to realize NAV. The Fund's assets have declined to a level at which the expense ratio is simply too high. An independent Board acting upon its fiduciary duty would not allow the present circumstances to persist.

We would like very much to maintain the positive dialogue with the Board initiated last year. At the same time, we are also reviewing all options that might be available for alleviating the problems addressed above. Millennium has a duty to earn the best possible returns for our investors, and takes this responsibility seriously. We urge the Board, also as a fiduciary, to take substantial action to ensure that the Fund's shareholders earn the best possible returns for their investment as well.

Kind Regards,



Robert Knapp
Managing Director


Tel:    212-841-4100
Fax:    212-841-6320